 July 31, 2015

VIA EDGAR

Mr. J. Nolan McWilliams

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Marine Products Corporation
Form 10-K for Fiscal Year Ended December 31, 2014 Filed February 27, 2015 File No. 001-16263

Dear Mr. McWilliams:

This letter provides the Company’s response to the comment in your letter dated July 7, 2015 about the Company’s referenced filing. In an effort to facilitate the Staff’s review, we have repeated the comment prior to setting forth the Company’s response thereto.

Item 1A. Risk Factors, page 12

1.	Please refer to section twenty-nine of your amended and restated by-laws dated October 28, 2014. To the extent this provision remains in force after August 1, 2015, please confirm that in your next periodic report you will discuss the validity of this section in light of the new Section 102(f) of the Delaware General Corporation Law and include appropriate risk factor disclosure about the fee-shifting provision contained in your amended by-laws and the impact this provision may have on your shareholders. The risk factor should also address the types of actions subject to fee-shifting, including whether you intend to apply the provision to claims under the federal securities laws.

Response: The Company amended its by-laws to repeal section twenty-nine of the Company’s amended and restated by-laws. Accordingly, no further discussion of this provision of the by-law is required.

The Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. J. Nolan McWilliams July 31, 2015 Page 2

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further comments or questions to me at (404) 321-2149.

Sincerely,

/s/ Ben M. Palmer

Ben M. Palmer, Chief Financial Officer

cc:	Mr. Richard A. Hubbell
Mr. Stephen D. Fox